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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34082

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Financial Equity Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7373 N. Scottsdale Road, Suite D-120
(No. and Street)

Scottsdale, AZ 85253
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George Fischer (480) 951-0079
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R.C. Acosta & Associates, CPA's, PC
(Name – *if individual, state last, first, middle name*)

10930 N. Tatum Boulevard, Suite C-101 Phoenix, AZ 85028
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George Fischer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Financial Equity Corporation and Subsidiary, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



KRISTI BRADY
Notary Public - Arizona
Maricopa County
My Commission Expires
August 18, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

***See Note 7 to the Financial Statements.

Consolidated
Financial Statements
Independent Auditors' Report
and Supplemental Reports/Schedules

First Financial Equity Corporation and Subsidiary

BD# 16507

Year Ended December 31, 2011



R.C. ACOSTA & ASSOCIATES, CPA'S

A PROFESSIONAL CORPORATION · CERTIFIED PUBLIC ACCOUNTANTS

Consolidated
Financial Statements
Independent Auditors' Report
and Supplemental Reports/Schedules

First Financial Equity Corporation and Subsidiary

BD# 16507

Year Ended December 31, 2011

CONTENTS



R.C. ACOSTA & ASSOCIATES, CPA'S
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

10930 N. TATUM BLVD, SUITE C-101
PHOENIX, AZ 85028
P: 602.971.5080 · F: 602.971.0177

Independent Auditors' Report

Board of Directors
First Financial Equity Corporation

We have audited the accompanying consolidated statement of financial condition of First Financial Equity Corporation and Subsidiary ("the Company") as of December 31, 2011, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17A-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Financial Equity Corporation and Subsidiary as of December 31, 2011, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

This report is intended solely for the information and use of the Securities and Exchange Commission and the Financial Industry Regulatory Authority and is not intended to be and should not be used by anyone other than these specified parties.

R. C. Acosta & Associates, CPA's, PC

Phoenix, Arizona
February 28, 2012

MEMBER: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS · ARIZONA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2011

ASSETS

Cash and cash equivalents	$	712,057
Deposits with clearing organization		250,011
Commissions receivable		108,056
Prepaid expenses		348,118
Loans to shareholders		133,173
Other assets		130,084
TOTAL ASSETS	$	1,681,499

The accompanying notes are an integral part of these consolidated financial statements.

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2011

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$	38,398
Accrued salaries and commissions		155,047
Accrued employee 401(k) liability		67,225
Deferred rent		192,468
Due to employees		43,437
Other accrued liabilities		114,788
Total Liabilities		611,363
Commitments and contingencies (Note 6)		
SHAREHOLDERS' EQUITY		
Common stock, $0.01 par value, 100,000 shares authorized, issued, and outstanding		1,000
Retained earnings		1,069,136
Total Shareholders' Equity		1,070,136
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	1,681,499

The accompanying notes are an integral part of these consolidated financial statements.

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY

Consolidated Statement of Operations

For the Year Ended December 31, 2011

REVENUES	
Commissions	$ 13,592,365
Investment advisory fees	6,723,351
Interest income	7,766
Other income	638,842
Total Revenues	20,962,324
OPERATING EXPENSES AND LOSSES	
Clearing charges	435,258
Commissions and bonuses	13,274,151
General and administrative	6,685,184
Advertising	42,194
Management Fees	262,183
Interest expense	1,442
Principal transactions	13,852
Total Operating Expenses	20,714,264
Net Income	$ 248,060

The accompanying notes are an integral part of these consolidated financial statements.

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY

Consolidated Statement of Changes in Shareholders' Equity

For the Year Ended December 31, 2011

	Common Stock	Retained Earnings	Total Shareholders' Equity
Balances December 31, 2010	$ 1,000	$ 921,076	$ 922,076
Net Income	-	248,060	248,060
Shareholder Distributions		(100,000)	(100,000)
Balances December 31, 2011	$ 1,000	$ 1,069,136	$ 1,070,136

The accompanying notes are an integral part of these consolidated financial statements.

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY

Consolidated Statement of Cash Flows

For the Year Ended December 31, 2011

Cash Flows from Operating Activities:	
Net Income	$ 248,060
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	6,046
Commissions receivable	42,294
Prepaid expenses	(124,016)
Other assets	(58,617)
Accounts payable	(7,033)
Due to employees	13,662
Accrued salaries and commissions	8,725
Accrued employee 401(k) liability	16,973
Deferred rent liability	56,603
Other accrued expenses	(16,783)
Total adjustments	(62,146)
Net Cash Provided by Operating Activities	185,914
Cash Flows used in Financing Activities:	
Shareholder Distributions	(100,000)
Advances to Shareholders	(56,838)
	(156,838)
Net Increase in Cash and Cash Equivalents	29,076
Cash and Cash Equivalents at Beginning of Year	682,981
Cash and Cash Equivalents at End of Year	$ 712,057
Supplemental Disclosure of Cash Flow Information:	
Cash paid during the year for interest	$ 1,442

The accompanying notes are an integral part of these consolidated financial statements.

1. ORGANIZATION:

First Financial Equity Corporation (an Arizona S-Corporation) ("FFEC") engages in the business of conducting trades for clients and direct participation programs involving the private placement of interest in real estate and other securities. The Company operates as a non-clearing broker-dealer, is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"), and is subject to federal and state securities laws. The Company processes its trades through one clearing broker-dealer. The Company has its main office and its office of supervisory jurisdiction located in Scottsdale, Arizona. Satellite offices are also operated in Sun City, Arizona, Dallas, Texas, Denver, Colorado and Billings, Montana. The Company was incorporated on May 1, 1985 and began operations on that date. The Company has adopted a fiscal year end of December 31.

FFEC's wholly-owned subsidiary, FFEC Insurance Marketing, L.L.C. (an Arizona limited liability company) ("FFEC IM") engages in the business of insurance policy sales. FFEC IM is approved and regulated by the Arizona Department of Insurance. The managing member for FFEC IM is George Fischer who is also a majority shareholder in the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to the accounting principles generally accepted in the United States and have been consistently applied in the preparation of the financial statements. As such, the Company has adopted the accrual basis of accounting for financial statement purposes and cash basis for income tax purposes. Separate tax returns are prepared for FFEC and FFEC IM.

Principles of Consolidation

FFEC consolidates its wholly owned subsidiary FFEC IM. Under the consolidated method of accounting, any material intercompany transactions or balances are eliminated in consolidation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Principals of Consolidation (continued)

In addition, the SEC requires disclosure of summary financial information (including assets, liabilities, and net worth) concerning subsidiaries consolidated in the financial statements presented in conformity with GAAP if that consolidation differs from the presentation in the unaudited part II or part IIA FOCUS filing. Further, for subsidiaries consolidated under the flow-through capital benefits of Appendix C of SEC Rule 15c3-1, the effect of the consolidation on net capital and required net capital of the broker-dealer should be disclosed in the notes to the statement of financial condition furnished to customers.

Bad Debts

The Company uses the allowance method regarding uncollectible accounts receivable and uncollectible loans receivable. For the year ended December 31, 2011, the Company determined that under the allowance method for bad debts the amount would be $0.

Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and deposits with clearing institutions. The Company maintains its cash and cash equivalents with National Bank of Arizona. The Company maintains its deposits with the clearing organization Southwest Securities. As of December 31, 2011, the Company's cash and cash equivalents and deposits with clearing organization at both the National Bank of Arizona and Southwest Securities are entirely covered by federal depository insurance.

Securities Owned

The Company trades securities for its own account. These securities are carried at fair market value and the resulting unrealized and realized gains (losses) recorded in the consolidated statement of operations.

In accordance with the authoritative guidance on fair value measurements and records under generally accepted accounting principles, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1 – Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 – Inputs other than quoted prices that are observable for the asset either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3 – Inputs that are unobservable.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

The following table presents the Company's fair value hierarchy for securities owned as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Securities owned:				
Technology Stock	$ 64,590	$ -	$ -	$ 64,590

Cost and fair value of marketable equity securities at December 31, 2011 are as follows:

	Cost	Fair Market Value	Holding Gain/(Loss)
Equity Securities			
Technology Stock	$ 171,516	$64,590	$ (106,926)
Net Investment Gains:			
Unrealized loss			$ (92)
Realized gain			9,253
Net Investment Gain			$ 9,161

The fair market value of $64,590 is included in other assets in the consolidated balance sheet. The net investment gain of $9,161 is included in other income in the consolidated statement of operations.

Property and Equipment

Property and equipment are recorded at cost and depreciated over the estimated useful lives of the assets, which range from 3 years to 7 years for financial statement and income tax purposes. The straight-line method is used for financial statement purposes and accelerated Internal Revenue Service methods are used for income tax purposes. Repairs and maintenance are charges to expense and renewals and betterments are capitalized. Depreciation expense for the year ended December 31, 2011 was $6,046.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

The Company reviews its property and equipment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the assets. An impairment loss is measured as the amount by which the carrying amount of these assets exceeds its fair value. No impairment loss was recorded during the year ended December 31, 2011.

Leases

The Company enters into operating leases for the use of office space. Rent expense related to these lease agreements is recorded on a straight-line basis.

Short Sale Obligations

The Company accounts for its short sale obligations as trading securities and are stated at fair market value with unrealized gains and losses accounted for in the current income/(loss) from operations. As of December 31, 2011, the Company had $0 in open short sale positions.

Revenues

The Company's main source of revenue is from trading commissions. The Company processes trades on the stock market for its clients and earns a commission as of the trade date. These trades are handled through a third party executing-broker and are cleared through a clearing corporation, which provides the Company with a monthly summary report for all trades conducted. Commissions are earned on each trade. The Company also receives income from commissions paid by mutual funds, real estate investment trusts, insurance and limited partnerships for initial investments and transfers also known as trailers. These funds are earned when transactions are generated by brokers. The mutual funds, real estate investment trusts, insurance companies and limited partnerships issue commission checks to the Company weekly for initial placements. Trailer commissions are generally paid quarterly. The Company also receives investment advisory fees monthly, which are recognized as earned on a pro rata basis over the term of the contract.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred. The Company had advertising costs of $42,194 for the year ended December 31, 2011.

Income Taxes

Effective April 1, 2000, FFEC elected to be taxed as a Subchapter-S Corporation. Income taxes on net income are payable personally by the shareholders pursuant to elections made under Subchapter-S of the Internal Revenue Code. Accordingly, no current provision has been made for federal or state income taxes. There are currently three open years for audit, December 31, 2008, December 31, 2009 and December 31, 2010. Management has determined that there are no uncertain tax positions taken by the Company.

It is the intent of the members of FFEC IM that the entities shall always be operated consistent with its treatment as a "partnership" for federal and state tax purposes. No member is to take any action inconsistent with the express intent of the previous statement. The taxable income or loss of FFEC IM will therefore be reported on the members' income tax returns. Accordingly, no current provision has been made for federal or state income taxes.

3. RELATED PARTY TRANSACTIONS:

Certain amounts arising from transactions with related parties are included in the accompanying financial statements as follows for the year ended December 31, 2011:
Due to/from Related Parties:

Loans to Shareholders		
George Fischer	$64,576	
Ross Sindelar	68,597	
		$133,173

George Fischer is the Company's majority shareholder and Ross Sindelar is a minority shareholder. The loans are unsecured and carry no interest rate. The Company received no loan payments on the loans during the year ended December 31, 2011.

Management fees in the amount of $262,183 were paid to a related party for four employees' Section 79 Plan.

4. PROPERTY AND EQUIPMENT, NET:

The Company's property and equipment at December 31, 2011 is as follows:

Asset Category	Carrying Value
Furniture and fixtures	$ 19,618
Equipment	163,439
Leasehold improvements	5,577
Total property and equipment	188,634
Accumulated depreciation	(188,634)
Property and equipment, net	$ 0

5. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Subparagraph (2) of the Rule also provides that the Company must maintain net capital of not less than $250,000. At December 31, 2011, the Company had consolidated shareholders' equity of $1,070,136.

The Company had net capital of $511,760, which was $261,760 in excess of its minimum net capital requirement of $250,000 as of December 31, 2011. Aggregate indebtedness at December 31, 2011 was $611,363.

6. COMMITMENTS AND CONTINGENCIES:

Operating Leases

The Company has entered into lease agreements for office space in Scottsdale and Surprise, Arizona, Dallas, Texas, Denver, Colorado and Billings, Montana. Monthly lease payments range from approximately $6,000-$51,000 and expire beginning 2012 through 2016. The Company had lease expense of $1,261,235 for the year ended December 31, 2011.

6. COMMITMENTS AND CONTINGENCIES (continued):

The following is a schedule of future minimum lease payments under these agreements:

For the year ending December 31,		
2012	$	1,045,153
2013		1,023,120
2014		837,845
2015		772,626
2016		751,666
2017 and beyond		105,327
		$4,535,737

Governmental Regulation

The Company is subject to federal and state provisions regulating brokers and dealers. Compliance with these provisions has not had a material effect in 2011 upon the capital expenditures, net income, financial condition or competitive position of the Company. The Company's management believes that its current practices and procedures comply with all applicable federal and state requirements.

Litigation

The Company is currently engaged in three litigation procedures against them involving three clients and has accrued a total of $50,000, including legal fees, for the estimated settlement costs. These amounts are accrued for in other liabilities in the consolidated statement of financial condition.

7. RESERVE REQUIREMENT:

Rule 15c3-3 of the Securities and Exchange Commission provides a formula for the maintenance by broker-dealers of reserves in connection with customer-related transactions and standards for the physical possession or control of fully-paid and excess margin securities.

There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of FFEC's business, these conditions are satisfied and the Company claims an exemption under subparagraph (k)(2)(ii) of the Rule.

8. DEPOSITS WITH CLEARING ORGANIZATION:

The Company has a deposit with the clearing organization, which is required per the signed agreement. The current required amount is $250,000. The deposit is held in an interest-bearing cash account with an interest rate as of December 31, 2011 of 0.05%. FINRA requires that the clearing organization keep this security in a separate account.

9. FAIR VALUES OF FINANCIAL INSTRUMENTS:

FASB 825, *Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. FASB ASC 825 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the Consolidated Statement of Financial Condition for cash and cash equivalents approximate their fair value because of the short maturity of these investments.

Deposits with Clearing Organizations: The carrying amount reported in the Consolidated Statement of Financial Condition for deposits with clearing organizations approximates their fair value because of the short maturity of these instruments.

Securities Owned: Fair values for securities owned are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

9. FAIR VALUES OF FINANCIAL INSTRUMENTS (continued):

Off Balance Sheet Risk

The Company introduces all customer transactions in securities traded on U.S. securities markets to another FINRA member firm on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain margin collateral in compliance with various regulatory requirements, the clearing broker's guidelines and industry standards. The Company monitors required margin levels daily and pursuant to such guidelines, it requires the customer to deposit additional collateral, or to reduce positions when necessary.

10. SUBSEQUENT EVENTS:

No events occurred subsequent to the December 31, 2011 balance sheet date and through February 28, 2012, the date the financial statements were issued, which require disclosure in these financial statements.

Additional Information

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY
Consolidated Schedule of General and Administrative Expenses
For the Year Ended December 31, 2011

Bank charges	$	1,657
Bonding fees		11,641
Business promotion		9,680
Estimated legal settlements		60,000
Compliance expense		17,346
Continuing education		1,902
Depreciation expense		6,046
Dues and subscriptions		37,993
Employee expense		4,145,178
Information system expense		176,313
Insurance expense		17,534
Licenses and regulatory fees		185,635
Meals and entertainment		24,979
Office expense		186,143
Outside services		30,341
Postage and delivery service		65,574
Professional fees		251,633
Lease expense		1,261,235
Repairs and maintenance		63,647
Telephone expense		106,401
Travel		24,306
Total General and Administrative Expenses	$	6,685,184

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY
Supplemental Schedule of Computation of Net Capital (Consolidated)
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2011

NET CAPITAL		
Total Shareholders' Equity		$ 1,070,136
Deductions and/or charges		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net	-	
Other Assets	546,784	
	546,784	
Net capital before haircuts on securities positions (tentative net capital)		523,352
Haircuts on securities		
Security Adjustment - Option Haircut Position	1,843	
Security Adjustment - Long Haircut Position	9,749	11,592
Net Capital		$ 511,760
Aggregate indebtedness		
Items Included in Statement of Financial Conditions		
Other accounts payable and accrued expenses		611,363
Total aggregate indebtedness		$ 611,363
Computation of basic net capital requirement		
Minimum net capital required - greater of $250,000 or 6 2/3% of aggregated indebtedness		250,000
Total		$ 250,000
Ratio: Aggregate indebtedness to net capital		1.19 to 1
Net capital, as reported in Company's Part II (Unaudited) Focus Report		$ 510,760
Audit adjustments:		
Miscellaneous Adjustment		1,000
Net Capital		$ 511,760



R.C. ACOSTA & ASSOCIATES, CPA'S
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

10930 N. TATUM BLVD, SUITE C-101
PHOENIX, AZ 85028
P: 602.971.5080 · F: 602.971.0177

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors
First Financial Equity Corporation

In planning and performing our audit of the consolidated financial statements of First Financial Equity Corporation and Subsidiary (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule l7a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule l7a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future

periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies and communicated them in writing to management and those charged with governance on February 28, 2012.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

R. C. Acuto & Associates, CPA's, PC

Phoenix, Arizona
February 28, 2012

Independent Accountants' Report on
Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

First Financial Equity Corporation and Subsidiary

BD# 16507

Year Ended December 31, 2011



R.C. ACOSTA & ASSOCIATES, CPA'S
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

10930 N. TATUM BLVD, SUITE C-101
PHOENIX, AZ 85028
P: 602.971.5080 · F: 602.971.0177

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
First Financial Equity Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by First Financial Equity Corporation and Subsidiary and the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc. (FINRA), and Securities Investor Protection Corporation (SIPC), specified parties of report, solely to assist you and the other specified parties in evaluating First Financial Equity Corporation and Subsidiary's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). First Financial Equity Corporation and Subsidiary's management is responsible for First Financial Equity Corporation and Subsidiary's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective First Financial Equity Corporation Cash Disbursement Journals and copies of any related disbursement transactions requested such as check copy for assessment payment in Form SIPC-7 noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (including statement of income (loss) portion of FOCUS reports filed previously for quarters ended March 31, 2011, June 30, 2011, September 30, 2011, and December 31, 2011, and accrual basis internally prepared "income statement" for the year ended December 31, 2011, and for the period from January 31, 2011 through December 31, 2011, as applicable) noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (including statement of income (loss) portions of FOCUS report filed previously for quarters ended March 31, 2011, June 30, 2011, September 30, 2011, and December 31, 2011, and accrual basis internally prepared "income statement" for the year ended December 31, 2011, and for the period from January 31, 2011 through December 31, 2011, as applicable) supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences, if applicable.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

R. C. Acosta & Associates, CPA's, PC

Phoenix, Arizona
February 28, 2012